

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2023

Cheuk Yee Li
Chief Executive Officer
Infobird Co., Ltd
Room 12A06, Block A, Boya International Center
Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

> **Re: Infobird Co., Ltd**
> **Registration Statement on Form F-3**
> **Filed December 23, 2022**
> **File No. 333-268993**

Dear Cheuk Yee Li:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3 filed December 23, 2022

Cover Page

1. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

<u>Summary, page 1</u>

2.      We note the diagram of the company's corporate structure on page 36; however, please provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Additionally, revise to ensure the diagram is fully legible.

3.      We note your discussion of how cash is transferred through your organization on page 82. In your prospectus summary, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

4.      We note your disclosure on page 38 with respect to the permissions or approvals you need to operate your business in China. In both the prospectus summary and in your summary of risk factors, please revise to also discuss any permissions and approvals required to be obtained from Chinese authorities to offer securities to foreign investors. In the case of each of the permissions required to operate your business in China and to offer securities to foreign investors, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

<u>Summary of Risk Factors, page 39</u>

5.      For each risk related to doing business in China, provide a specific cross-reference to the more detailed risk factor.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Marc Rivera